UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 28, 2015

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 28, 2015, announcing STMicroelectronics’ 2014 fourth quarter and full year financial results.

PR No. C2771C

STMicroelectronics
Reports 2014 Fourth Quarter and Full Year Financial Results

•	Fourth quarter in line with expectations with net revenues of $1.83 billion and gross margin of 33.8%
•	Net income turnaround to positive $128 million in 2014
•	Free cash flow turnaround to positive $197 million in 2014*

Geneva, January 28, 2015 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the fourth quarter and full year ended December 31, 2014.

Fourth quarter net revenues totaled $1.83 billion, gross margin was 33.8%, and net income per share was $0.05. For the full year 2014, net revenues totaled $7.40 billion, gross margin was 33.7%, and net income per share was $0.14.

“Overall, 2014 was a year in which we made significant steps forward,” commented Carlo Bozotti, STMicroelectronics President and Chief Executive Officer.

“Thanks to the talent and product leadership drive of our employees, we have built a more focused, market-driven portfolio of sense, power, automotive products and embedded processing solutions. New flagship products during this past year included our 32-bit microcontrollers for general purpose and automotive applications, MEMS microphones, touch-screen controllers, ultra-HD products for set-top box and low voltage power MOSFETs and IGBTs. On a year-over-year basis, revenues in 2014 for the Microcontrollers and Automotive Groups increased by 10% and 8% respectively, with the Industrial & Power Discrete Group growing as well.

“We captured numerous key design wins for new products and functionality at existing customers. We also enlarged our customer base, through an expansion of market reach and our ability to seize opportunities for application diversification, including the Internet of Things. Our customer base expansion was demonstrated by the strong performance from distribution that grew to 31% of revenues in 2014 from 26% in 2013.

“ST is making solid progress on key performance and financial metrics. We met our operating expense target levels earlier than planned, achieved a significant turnaround in operating income, net income and cash flow, improved gross margin and operating margin and maintained our financial flexibility.”

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(*)Free cash flow is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and reconciliation to U.S. GAAP.

Summary Financial Highlights

U.S. GAAP (Million US$)	Q4 2014	Q3 2014	Q4 2013	FY 2014	FY 2013(a)
Net Revenues	1,829	1,886	2,015	7,404	8,082
Gross Margin	33.8%	34.3%	32.9%	33.7%	32.3%
Operating Income (Loss), as reported	38	37	(11)	168	(465)
Net Income (Loss) attributable to parent company	43	72	(36)	128	(500)
(a)	Net revenues include sales recorded by ST-Ericsson as consolidated by ST. ST-Ericsson was deconsolidated on September 1, 2013.

Non-U.S. GAAP* Before impairment and restructuring charges (Million US$)	Q4 2014	Q3 2014	Q4 2013	FY 2014	FY 2013
Operating Income (Loss)	58	75	18	258	(173)
Operating Margin	3.2%	4.0%	0.9%	3.5%	(2.1%)

Fourth Quarter Review

Net revenues decreased 3.0% sequentially. By region of shipment, Greater China & South Asia increased 3.2%, while the Americas, Japan & Korea, and EMEA decreased by 6.8%, 8.1%, and 8.9%, respectively, on a sequential basis. As anticipated, net revenues in the fourth quarter benefited from a one-time $13 million licensing payment.

On a year-over-year basis, net revenues decreased 9.2%, reflecting the combination of the phase-out of legacy ST-Ericsson products as well as lower DCG sales, specifically set-top box, and AMS sales on product pruning and product generation transition.

Fourth quarter gross profit was $619 million and gross margin was 33.8%. On a sequential basis, gross margin decreased 50 basis points, primarily reflecting price pressure and higher unused capacity charges in digital technology partially offset by manufacturing efficiencies and favorable currency effects. On a year-over-year basis, gross margin improved 90 basis points, reflecting the combined benefits of manufacturing efficiencies and favorable currency effects, offset in part by price pressure and unused capacity charges.

Combined R&D and SG&A in the fourth quarter increased 1.3% to $611 million from $603 million in the third quarter, principally due to a longer calendar. On a year-over-year basis, combined R&D and SG&A expenses decreased 6.9% mainly reflecting the ST-Ericsson wind-down, cost reduction initiatives and favorable currency effects.

Other income and expenses, net in the fourth quarter, increased to $50 million from $32 million in the third quarter, with the $18 million increase mainly reflecting the catch-up of R&D funding.

Impairment, restructuring and other related closure costs for the fourth quarter were $20 million, compared to $38 million and $29 million in the prior and year-ago quarter.

Earnings on equity investments in the fourth quarter were $17 million and mostly related to the sale of certain patents by ST-Ericsson SA, in liquidation.

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(*)Operating income (loss) before impairment and restructuring charges and operating margin before impairment and restructuring charges are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Fourth quarter net income was $43 million or $0.05 per share, compared to a net income of $0.08 and a net loss of $(0.04) per share in the prior and year-ago quarter, respectively. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP net income per share of $0.07 in the fourth quarter excluding impairment and restructuring charges, compared to a net income per share of $0.13 and a net loss of $(0.01) per share in the prior and year-ago quarter, respectively.*

For the fourth quarter of 2014, the effective average exchange rate for the Company was approximately $1.29 to €1.00, compared to $1.34 to €1.00 for the third quarter of 2014 and $1.34 to €1.00 for the fourth quarter of 2013.

Also, during the fourth quarter of 2014, ST notified IBM of its intention to end participation in the IBM Technology Development Alliance.

Quarterly Net Revenues Summary

As previously announced, in the fourth quarter of 2014 the Digital Convergence Group (DCG) and Imaging, Bi-CMOS and Silicon Photonics (IBP) Group have been combined under one single organization, called Digital Product Group (DPG). DPG’s focus is on ASSPs addressing home gateway and set-top box, as well as FD-SOI ASICs for consumer applications; FD-SOI and mixed process ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products. Effective in the first quarter of 2015, DPG will be reported as a standalone product group.

Net Revenues By Product Line and Segment (Million US$)	Q4 2014	Q3 2014	Q4 2013
Analog & MEMS (AMS)	266	268	337
Automotive (APG)	436	464	449
Industrial & Power Discrete (IPD)	462	486	447
Sense & Power and Automotive Products (SP&A)	1,164	1,218	1,233
Digital Convergence Group (DCG) (a)	166	202	307
Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP) (a)	93	84	112
Microcontroller, Memory & Secure MCU (MMS)	388	377	357
Other EPS	13	-	-
Embedded Processing Solutions (EPS)	660	663	776
Others	5	5	6
Total	1,829	1,886	2,015

(a) Reflecting the transfer of Wireless (legacy ST-Ericsson products) and the Image Signal Processor business unit from IBP to DCG as of January 1, 2014, the Company has reclassified prior period revenues.

Net Revenues By Market Channel (%)	Q4 2014	Q3 2014	Q4 2013
Total OEM	68%	68%	73%
Distribution	32%	32%	27%

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(*) Adjusted net earnings per share is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Quarterly Revenues and Operating Results by ST Product Segment

Operating Segment (Million US$)	Q4 2014 Net Revenues	Q4 2014 Operating Income (Loss)	Q3 2014 Net Revenues	Q3 2014 Operating Income (Loss)	Q4 2013 Net Revenues	Q4 2013 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	1,164	102	1,218	114	1,233	96
Embedded Processing Solutions (EPS)	660	(10)	663	(27)	776	(66)
Others (a)(b)	5	(54)	5	(50)	6	(41)
TOTAL	1,829	38	1,886	37	2,015	(11)

 (a) Net revenues of “Others” include revenues from sales of Subsystems, assembly services, and other revenues.
(b) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase-out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $29 million, $14 million, and $7 million of unused capacity charges in the fourth and third quarters of 2014 and fourth quarter of 2013, respectively; and $20 million, $38 million, and $29 million of impairment, restructuring charges, and other related closure costs in the fourth and third quarters of 2014 and fourth quarter of 2013, respectively.

Sense & Power and Automotive Products (SP&A) fourth quarter net revenues decreased 4.4% sequentially, reflecting the market slowdown in IPD, and a temporary manufacturing delay which affected APG sales. In addition, AMS revenues were substantially flat with growth in acoustic MEMS microphones offset by a decrease in prior-generation motion MEMS and in analog products. SP&A revenues decreased 5.7% compared to the year-ago quarter reflecting lower AMS sales. SP&A operating margin was 8.8% in the 2014 fourth quarter compared to 9.4% and 7.7% in the prior and year-ago quarter, respectively.

Embedded Processing Solutions (EPS) fourth quarter net revenues decreased 0.4% sequentially mainly due to lower DCG sales largely offset by growth in IBP and MMS. EPS decreased 14.9% on a year-over-year basis mainly reflecting the decrease in ST-Ericsson legacy products. Excluding ST-Ericsson, EPS net revenues decreased 2.6% compared to the year-ago quarter. EPS segment operating margin improved to a negative 1.5% in the 2014 fourth quarter compared to negative 4.1% and negative 8.5% in the prior and year-ago quarter, respectively.

Fourth Quarter and Full Year Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $311 million in the fourth quarter compared to $281 million and $270 million in the prior and year-ago quarter. For the full year, net cash from operating activities was $715 million in 2014, compared to $366 million in 2013.

Capital expenditure payments, net of proceeds from sales, were $108 million in the fourth quarter, compared to $137 million and $133 million in the prior and year-ago quarter. Capital expenditure payments, net of proceeds from sales, were $496 million for 2014, compared to $531 million for 2013. The ratio of capital investment spending to net revenues was stable at 6.7% for 2014 compared to 6.6% for 2013.

Free cash flow was $208 million in the fourth quarter, compared to $140 million in the prior quarter and $91 million in the year-ago quarter. For the full year 2014, free cash flow significantly improved by $376 million to positive $197 million in 2014 from negative $179 million in 2013.*

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(*)Free cash flow is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Inventory increased by $6 million sequentially to $1.27 billion at quarter end. Inventory in the fourth quarter of 2014 was at 3.8 turns or 95 days, compared to 3.9 turns or 92 days in the prior quarter.

In the fourth quarter, the Company paid cash dividends to shareholders of $90 million and used cash of $63 million to repurchase shares. For the full year, ST paid cash dividends to shareholders totaling $354 million and used cash of $156 million to repurchase 20 million shares of common stock.

ST’s net financial position improved to $546 million at December 31, 2014 compared to $494 million at September 27, 2014.* ST’s financial resources equaled $2.35 billion and total debt was $1.80 billion at December 31, 2014.

Total equity, including non-controlling interest, was $5.06 billion at quarter end.

Full Year 2014 Results

Net revenues of $7.40 billion for the full year 2014, represented a decrease of 8.4% in total and a decrease of 1.8% excluding the phase-out of legacy ST-Ericsson products, with solid growth experienced in MMS and APG supported by IPD.

Gross margin improved 140 basis points to 33.7% of net revenues for the full year 2014, compared to 32.3% of net revenues in 2013, with the margin expansion reflecting manufacturing efficiencies and favorable currency effects.

Operating income in 2014 improved significantly to positive $168 million from negative $465 million in 2013 mainly driven by lower operating expenses as a result of the exit of the ST-Ericsson joint venture and cost savings initiatives.

Sense & Power and Automotive revenues for the full year 2014 totaled $4.77 billion, flat compared to 2013 with growth in APG and IPD offset by lower AMS sales principally reflecting portfolio pruning and product generation transition. SP&A operating margin increased to 9.4% in 2014 from 5.7% in 2013 principally reflecting significant improvement across a number of product families.

Embedded Processing Solutions revenues were $2.61 billion, a decrease of 20.2% in total and a decrease of 4.4% excluding the phase-out of ST-Ericsson legacy products, with a strong increase in MMS product sales offset by a significant decline of DCG and IBP revenues. EPS operating margin in 2014 improved to a negative 3.9% compared to negative 12.2% in 2013 mainly due to the wind down of ST-Ericsson, cost reduction initiatives and funding for Nano2017.

Net income, as reported, was $128 million in the full year 2014, or $0.14 per share, compared to a net loss of $500 million, or $(0.56) per share in the full year 2013. On an adjusted basis, ST reported a non-U.S. GAAP net income per share estimated at $0.29 excluding impairment and restructuring charges and one-time items, net of estimated income tax effect, in the full year 2014, compared to $(0.23) in the full year 2013.*

The effective average exchange rate for the Company was approximately $1.34 to €1.00 for the full year 2014, compared to $1.31 to €1.00 for the full year 2013.

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(*)Net financial position and adjusted net earnings per share are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Full Year Net Revenues Summary

Net Revenues By Product Line and Segment (Million US$)	FY 2014	FY 2013
Analog & MEMS (AMS)	1,102	1,306
Automotive (APG)	1,807	1,668
Industrial & Power Discrete (IPD)	1,865	1,801
Sense & Power and Automotive Products (SP&A)	4,774	4,775
Digital Convergence Group (DCG)	756	1,492
Imaging, BiCMOS, ASIC and Silicon Photonics (IBP)	330	409
Microcontroller, Memory & Secure MCU (MMS)	1,507	1,367
Other EPS	15	1
Embedded Processing Solutions (EPS)	2,608	3,269
Others	22	38
Total	7,404	8,082

Full Year Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	FY 2014 Net Revenues	FY 2014 Operating Income (Loss)	FY 2013 Net Revenues	FY 2013 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	4,774	447	4,775	270
Embedded Processing Solutions (EPS) (a)	2,608	(103)	3,269	(399)
Others	22	(176)	38	(336)
TOTAL	7,404	168	8,082	(465)

(a) Embedded Processing Solutions includes the Wireless product line which includes a portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results until September 1, 2013, as well as other items affecting operating results related to the wireless business.

First Quarter 2015 Business Outlook

Mr. Bozotti commented, “Based upon our backlog, current plans of customers as well as the overall semiconductor market environment, we expect revenues in the first quarter of 2015 to decrease sequentially by about 5% at the mid-point, which is better than our normal seasonal evolution.

“Our main objective during 2015 is to continue to deliver year-over-year improvement, by returning to revenue growth and by continuing to improve our cost structure.”

First quarter 2015 revenues are expected to decrease about 5% on a sequential basis, plus or minus 3.5 percentage points, and reflect no one-time licensing revenue compared to the fourth quarter, ST’s high exposure to New-Year holidays in Asia as well as its shorter accounting calendar for the first quarter. Gross margin in the first quarter is expected to be about 33.2%, plus or minus 2.0 percentage points and reflects still high unsaturation charges negatively impacting gross margin by about 120 basis points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.24 = €1.00 for the 2015 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 28, 2015.

Recent Corporate Developments

•
On November 10, ST announced the completion of the repurchase of 20 million shares of its common stock for a total of $156 million under the share buy-back program it announced on June 26, 2014. The repurchased shares will be held as treasury shares and used to meet the Company’s obligations in relation to its employee stock award plans.

•
On November 20, ST was recognized as among the world’s most innovative companies, as it was named a Thomson Reuters Top 100 Global Innovator for the third consecutive year. This prestigious award recognizes companies around the world for their outstanding commitment to innovation, the protection of ideas and the commercialization of inventions.

•
On December 4, the Supervisory Board of ST declared a cash dividend of $0.10 per common share for each of the fourth quarter of 2014 and the first quarter of 2015, paid in December 2014 and to be paid in March 2015, respectively, to shareholders of record of each quarter.

Q4 2014 – Product and Technology Highlights

During the quarter, ST made strong progress with important new-product introductions and significant design wins.

Embedded Processing Solutions (EPS)

Digital Convergence (DCG)
•	Presented complete UltraHD ecosystem, necessary for the emerging 4Kp60 market, running on latest Cannes/Monaco SoC;
•	Embraced and demonstrated successful integration of a new RDK software stack, which is currently under development for broadband devices, running on ST’s Alicante chipset;
•	Demonstrated real-time hardware-prototype of DOCSIS 3.1 modem with key Cable Modem Termination System (CMTS) provided by major US OEMs;
•	Launched world’s first Android TV 5.0 Lollipop platform based on Cannes/Monaco family.

Microcontroller, Memory and Secure MCU (MMS)
•	Captured design wins with multiple customers for the STM32F4 as a sensor hub;
•	Ramped production of the ultra-low-power STM32 in numerous IoT and wearable applications, including the August Smart Lock home-access control system and the PulseOn wearable heart-rate monitor;
•
Launched Open Development Environment and Open.MEMS licensing to speed development of applications around STM32 microcontrollers with advanced sensing, control, connectivity, power-management and other components;

•	Extended industry-leading STM32 family with new high-performance devices with compact Flash memories in the F4 series and larger memories for cost-sensitive applications in the F0 series;
•	Landed a slot for an NFC EEPROM in a home gateway at a key Chinese OEM;

•	Began big roll-out of secure microcontroller for EuroPay, Mastercard, Visa chip-card migration in the US;
•	Announced Sony’s selection of ST31 secure microcontroller for next-generation payment cards with unique auto-detection RF capabilities in Japan.

Sense & Power and Automotive Products (SP&A)

Analog, MEMS and Sensors (AMS)
•	Ramped production of a UV sensor for the flagship wearable device from Samsung;
•	Began production ramp of world’s smallest, highest-performance, and lowest-power 6-axis motion sensor for a leading Chinese customer;
•	Started ramping production of a digital microphone for a TV remote control from a European manufacturer;
•	Earned sockets for a combo motion MEMS product for vehicle active-safety applications with an important European supplier;
•	Won the slot for a power comparator for smoke detectors with a key global consumer products manufacturer;
•	Presented the industry’s smallest 6-axis IMU, qualified for automotive applications, including car navigation;
•	Announced THELMA 60 technology to optimize sensitivity and cost-effectiveness in inertial sensors ideally suited to implantable medical and seismic-exploration applications.

Automotive (APG)
•	Awarded the Electronic Stability Control for a braking application at a leading Japanese tier 1;
•	Won a key platform that includes the car radio processor, the analog tuner and the digital radio co-processor at an important European tier 1;
•	Captured an integrated solution for an engine management-control socket at a leading Chinese tier 1;
•	Earned a socket for a throttle control motor driver with a leading Japanese tier 1;
•	Received an award from a leading European manufacturer for a stepper-motor driver for a front lighting application;
•	Earned an ASIC design for a door zone application from a key Korean manufacturer;
•	Won 100% share for a switching (Class-D) amplifier for a high-end Japanese automaker;
•	Announced cooperation with Autotalks to deliver a mass market-optimized Vehicle-to-Vehicle and Vehicle-to-Infrastructure chipset for widespread deployment by 2017.

Industrial & Power Discrete (IPD)
•	Received awards for RF integrated passives and discretes (IPADs) from a key module-making customer;
•	Won designs for the smallest industry-standard protection device in portable devices from important American brands;
•	Awarded sockets for a diode in the charger of the next-generation smartphone of a global manufacturer;
•	Earned a win for energy-saving high-voltage power converters (VIPerPlus) from a major EMEA manufacturer for a washing-machine application;
•	Landed an award on several platforms for isolated power supplies, galvanic isolated products, and gate drivers from a major industrial market leader;
•	Secured sockets in server power-supply applications from leading manufacturers in Taiwan for high-voltage MOSFETs;
•	Gained several design wins for low-voltage MOSFETs for door-module and glow-plug applications with automotive EMEA customers;
•	Landed a win for high-voltage IGBTs for a welding application with a major Chinese customer.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•Uncertain macro-economic and industry trends;
•Customer demand and acceptance for the products which we design, manufacture and sell;
•Unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;
•The loading and the manufacturing performance of our production facilities;
•The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Restructuring charges and associated cost savings that differ in amount or timing from our estimates;
•Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•Changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities;
•Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the SEC on March 5, 2014. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On January 28, 2015, the management of STMicroelectronics will conduct a live webcast of its conference call to discuss the Company’s operating performance for the fourth quarter and full year of 2014.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT). The live webcast and presentation materials will be available by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until February 13, 2015.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

(tables attached)

For further information, please contact:
STMicroelectronics
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	December 31,	December 31,
	2014	2013

Net sales	1,806	2,008
Other revenues	23	7
NET REVENUES	1,829	2,015
Cost of sales	(1,210)	(1,353)
GROSS PROFIT	619	662
Selling, general and administrative	(235)	(249)
Research and development	(376)	(407)
Other income and expenses, net	50	12
Impairment, restructuring charges and other related closure costs	(20)	(29)
Total Operating Expenses	(581)	(673)
OPERATING INCOME (LOSS)	38	(11)
Interest expense, net	(6)	(3)
Income (loss) on equity-method investments	17	(12)
Loss on financial instruments, net	(3)	-
INCOME (LOSS) BEFORE INCOME TAXES	46	(26)
AND NONCONTROLLING INTEREST
Income tax expense	(3)	(8)
NET INCOME (LOSS)	43	(34)
Net loss (income) attributable to noncontrolling interest	-	(2)
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	43	(36)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.05	(0.04)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.05	(0.04)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	878.8	890.6

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Twelve Months Ended
	(Unaudited)	(Audited)
	December 31,	December 31,
	2014	2013

Net sales	7,335	8,050
Other revenues	69	32
NET REVENUES	7,404	8,082
Cost of sales	(4,906)	(5,468)
GROSS PROFIT	2,498	2,614
Selling, general and administrative	(927)	(1,066)
Research and development	(1,520)	(1,816)
Other income and expenses, net	207	95
Impairment, restructuring charges and other related closure costs	(90)	(292)
Total Operating Expenses	(2,330)	(3,079)
OPERATING INCOME (LOSS)	168	(465)
Interest expense, net	(18)	(5)
Loss on equity-method investments	(43)	(122)
Loss on financial instruments, net	(1)	-
INCOME (LOSS) BEFORE INCOME TAXES	106	(592)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	23	(37)
NET INCOME (LOSS)	129	(629)
Net loss (income) attributable to noncontrolling interest	(1)	129
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	128	(500)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.14	(0.56)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.14	(0.56)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
EARNINGS PER SHARE	889.8	889.5

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	December 31,	September 27,	December 31,
In millions of U.S. dollars	2014	2014	2013
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	2,017	2,130	1,836
Short-term deposits	-	-	1
Marketable securities	334	330	57
Trade accounts receivable, net	911	1,046	1,049
Inventories	1,269	1,263	1,336
Deferred tax assets	97	168	123
Assets held for sale	33	31	16
Other current assets	390	508	389
Total current assets	5,051	5,476	4,807
Goodwill	82	85	90
Other intangible assets, net	193	199	217
Property, plant and equipment, net	2,647	2,785	3,156
Non-current deferred tax assets	386	242	227
Long-term investments	69	60	76
Other non-current assets	580	564	600
	3,957	3,935	4,366
Total assets	9,008	9,411	9,173

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	202	223	225
Trade accounts payable	597	632	694
Other payables and accrued liabilities	841	883	937
Dividends payable to stockholders	87	4	89
Accrued income tax	39	39	48
Total current liabilities	1,766	1,781	1,993
Long-term debt	1,603	1,743	928
Post-employment benefit obligations	392	342	366
Long-term deferred tax liabilities	10	9	11
Other long-term liabilities	182	136	158
	2,187	2,230	1,463
Total liabilities	3,953	4,011	3,456
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,157	1,157	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,797,305 shares issued, 873,939,583 shares outstanding)
Capital surplus	2,741	2,727	2,581
Retained earnings	817	950	1,076
Accumulated other comprehensive income	613	781	1,042
Treasury stock	(334)	(278)	(212)
Total parent company stockholders' equity	4,994	5,337	5,643
Noncontrolling interest	61	63	74
Total equity	5,055	5,400	5,717
Total liabilities and equity	9,008	9,411	9,173

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2014	Q3 2014	Q4 2013

Net Cash from operating activities	311	281	270
Net Cash used in investing activities	(103)	(424)	(145)
Net Cash from (used in) financing activities	(317)	776	270
Net Cash increase (decrease)	(113)	628	402

Selected Cash Flow Data (in US$ millions)	Q4 2014	Q3 2014	Q4 2013

Depreciation & amortization	199	199	225
Net payment for Capital expenditures	(108)	(137)	(133)
Dividends paid to stockholders	(90)	(89)	(89)
Change in inventories, net	(30)	22	-

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q4 2014 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	619	38	43	0.05
Impairment & Restructuring		20	20
Estimated Income Tax Effect			(2)
Non-U.S GAAP	619	58	61	0.07

Q3 2014 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	646	37	72	0.08
Impairment & Restructuring		38	38
Estimated Income Tax Effect			7
Non-U.S GAAP	646	75	117	0.13

Q4 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	662	(11)	(36)	(0.04)
Impairment & Restructuring		29	29
Estimated Income Tax Effect			(6)
Non-U.S GAAP	662	18	(13)	(0.01)

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	December 31, 2014	September 27, 2014	December 31, 2013
Cash and cash equivalents	2,017	2,130	1,836
Marketable securities	334	330	57
Short-term deposits	-	-	1
Total financial resources	2,351	2,460	1,894
Short-term debt	(202)	(223)	(225)
Long-term debt	(1,603)	(1,743)	(928)
Total financial debt	(1,805)	(1,966)	(1,153)
Net financial position	546	494	741

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q4 2014	Q3 2014	Q4 2013
Net cash from operating activities	311	281	270
Net cash used in investing activities	(103)	(424)	(145)
Payment for purchase and proceeds from sale of marketable securities, change in short term deposits, restricted cash, net and net cash variation for joint ventures deconsolidation	-	283	(34)
Free cash flow	208	140	91

--end---

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 28, 2015	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services